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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*


                                 Interdent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45865R208
                 ----------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |X|  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  ------------

ISSUER: Interdent, Inc.                                     CUSIP NO.: 45865R208
-------                                                     ----------

--------------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J.P. Morgan Partners (SBIC), LLC
         13-337-6808
         .......................................................................
--------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
               .................................................................

         (b)
               .................................................................
--------------------------------------------------------------------------------
    3.   SEC Use Only
                        ........................................................
--------------------------------------------------------------------------------
    4.   Citizenship or Place of Organization   Delaware
                                                ................................
--------------------------------------------------------------------------------

                                                     $15,000,000.00 in aggregate principal amount of 7.0% Convertible
                                                     Subordinated Notes convertible into 441,853 shares of Common Stock and
                                                     1,085,767 shares of Series D Preferred Stock currently convertible into
                                                     180,961 shares of Common Stock and Options to purchase 334 shares of
                         5. Sole Voting Power        Common Stock.
                                                     ...............................................................................
Number of Shares     ---------------------------------------------------------------------------------------------------------------
Beneficially             6. Shared Voting Power
Owned by Each                                        ...............................................................................
Reporting Person     ---------------------------------------------------------------------------------------------------------------
With:                                                $15,000,000.00 in aggregate principal amount of 7.0% Convertible
                                                     Subordinated Notes convertible into 441,853 shares of Common Stock,
                                                     1,085,767 shares of Series D Preferred Stock currently convertible into 180,961 shares of Common Stock and Options to purchase 334 shares
                         7. Sole Dispositive         of Common Stock
                                                     ...............................................................................
                     ---------------------------------------------------------------------------------------------------------------
                         8. Shared Dispositive Power ...............................................................................
------------------------------------------------------------------------------------------------------------------------------------
                                                     $15,000,000.00 in aggregate principal amount of
                                                     7.0% Convertible Subordinated Notes initially
                                                     convertible into 441,853 shares of Common Stock and
                                                     1,085,767 shares of Series D Preferred Stock
                                                     currently convertible into 180,961 shares of Common Power
  9.  Aggregate Amount Beneficially Owned by         Stock and Options to purchase 334 shares of Common Stock
      Each Reporting Person                          ...............................................................................

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)   ........................................

  11. Percent of Class Represented by Amount in Row (9)       13.6%
                                                              ......................................................................
------------------------------------------------------------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------------------------------------------------------------

CO
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  ------------

ISSUER: Interdent, Inc.                                     CUSIP NO.: 45865R208
-------                                                     ----------

PRELIMINARY NOTE: The information contained in this Schedule 13G is being amended to reflect the payment of pay in kind interest on the Convertible Subordinated Notes and to reflect a change in Controlling Persons of the Reporting Person.

ITEM 1.

          (a)      NAME OF ISSUER:

                   Interdent, Inc.

          (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   222 No. Sepulveda Blvd.
                   Suite 240
                   El Segundo, CA  90245

ITEM 2.

          (a)      NAME OF PERSON FILING:

                   J.P. Morgan Partners (SBIC), LLC

                   Supplemental information relating to the ownership and control of the person filing this statement is included in
                   Exhibit 2(a) attached hereto.

          (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                   1221 Avenue of the Americas
                   New York, New York  10020

          (c)      CITIZENSHIP:

                   Delaware

          (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                   Common Stock

          (e)      CUSIP NUMBER:
                   45865R208


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP

          (a)      AMOUNT BENEFICIALLY OWNED:

                   $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes initially convertible into 441,853 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock currently convertible into 180,961 shares of Common Stock and Options to purchase 334 Shares of Common Stock

          (b)      PERCENT OF CLASS:

                   13.6% (as of December 31, 2002)

SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  ------------

ISSUER: Interdent, Inc.                                     CUSIP NO.: 45865R208
-------                                                     ----------

          (c) Number of shares as to which such person has:

          (i) $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes initially convertible into 441,853 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock currently convertible into 180,961 shares of Common Stock and Options to purchase 334 Shares of Common Stock.

          (ii)     Not applicable.

          (iii) $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes initially convertible into 441,853 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock currently convertible into 180,961 shares of Common Stock and Options to purchase 334 Shares of Common Stock.

          (iv)     Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                   Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                   Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                   Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                   Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

                   Not applicable.

ITEM 10.  CERTIFICATION

                   Not applicable.










SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  ------------

ISSUER: Interdent, Inc.                                     CUSIP NO.: 45865R208
-------                                                     ----------

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003

                                        J.P. MORGAN PARTNERS (SBIC), LLC



                                        By: /s/ Jeffrey C. Walker
                                            ------------------------------------
                                            Name:    Jeffrey C. Walker
                                            Title:   President















SEC 1745 (3-98)